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                         [LipoScience, Inc. letterhead]



                                                                October 21, 2002


VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Attn:  Ms. Suzanne Hayes

Dear Ms. Hayes:

     Pursuant to Rule 477(a) and (b) of the Securities Act of 1933, as amended (the "Securities Act"), we hereby withdraw the Registration Statement, on Form S-1, of LipoScience, Inc. (Registration No. 333-83602), effective as of the date hereof or as soon thereafter as practicable.

     Please be advised that the grounds on which this application for withdrawal is being made are the difficult market conditions for initial public offerings.

     Please also be advised that no securities were sold in connection with the offering relating to such Registration Statement, and that we may undertake a subsequent private offering of securities in reliance upon Rule 155(c) of the Securities Act.

     Please call the undersigned at (919) 256-1317 or Susan W. Murley at Hale and Dorr LLP (617) 526-6832 with any questions you may have.

     Very truly yours,

     LIPOSCIENCE, INC.


     /s/ Lucy G. Martindale
     ----------------------
     By: Lucy G. Martindale
     Title: Executive Vice President and
            Chief Financial Officer

cc:  Pradip Bhaumik